Filed Pursuant to Rule 433
Registration No. 333-163211
November 20, 2009
TD AMERITRADE Holding Corporation
$1,250,000,000
$250,000,000 2.950% NOTES DUE 2012
$500,000,000 4.150% NOTES DUE 2014
$500,000,000 5.600% NOTES DUE 2019

Terms and Conditions

	Notes due 2012	Notes due 2014	Notes due 2019

Issuer:	TD AMERITRADE Holding Corporation

Guarantor:	TD AMERITRADE Online Holdings Corp.

Expected Ratings (*):	Baa1 / BBB+ / BBB+ (Stable / Stable / Positive)

Format:	SEC-Registered

Trade Date:	November 20, 2009

Settlement Date:	November 25, 2009 (T+3 days)

Security Description:	2.950% Senior Notes due 2012 (the “Notes due 2012”)	4.150% Senior Notes due 2014 (the “Notes due 2014”)	5.600% Senior Notes due 2019 (the “Notes due 2019”)

Size:	$250,000,000	$500,000,000	$500,000,000

Maturity:	December 1, 2012	December 1, 2014	December 1, 2019

Benchmark Treasury:	1.375% due 11/15/12	2.375% due 10/31/14	3.375% due 11/15/19

Benchmark Treasury Price and
Yield:	100-13; 1.236%	100-30 1/4; 2.172%	100-02; 3.368%

Re-offer Spread to Benchmark:	T+175 bps	T+200 bps	T+225 bps

Re-offer Yield:	2.986%	4.172%	5.618%

Coupon (Interest Rate):	2.950%	4.150%	5.600%

Public Offering Price:	99.897%	99.901%	99.862%

Proceeds (before expenses and
initial purchasers’ discount):	$249,742,500	$499,505,000	$499,310,000

Interest Payment Dates:	The 1st of each June and December, commencing on June 1st, 2010	The 1st of each June and December, commencing on June 1st, 2010	The 1st of each June and December, commencing on June 1st, 2010

Make-Whole Call:	Treasury rate plus 25 bps	Treasury rate plus 30 bps	Treasury rate plus 35 bps

Day Count:	30 / 360	30 / 360	30 / 360

Redemption:	The notes may be redeemed, in whole or in part, at any time and from time to time at a make-whole redemption price	The notes may be redeemed, in whole or in part, at any time and from time to time at a make-whole redemption price	The notes may be redeemed, in whole or in part, at any time and from time to time at a make-whole redemption price

Listing:	The notes will not be listed on any securities exchange or quoted on any automated quotation system	The notes will not be listed on any securities exchange or quoted on any automated quotation system	The notes will not be listed on any securities exchange or quoted on any automated quotation system

Minimum Denominations/Multiples:	Denominations of $2,000 and in integral multiples of $1,000 in excess thereof	Denominations of $2,000 and in integral multiples of $1,000 in excess thereof	Denominations of $2,000 and in integral multiples of $1,000 in excess thereof

CUSIP:	87236YAC2	87236YAB4	87236YAA6

ISIN:	US87236YAC21	US87236YAB48	US87236YAA64

Joint Book-Running Managers and Joint Lead Managers:	Banc of America Securities LLC Citigroup Global Markets Inc.

Joint Lead Manager:	TD Securities (USA) LLC

Senior Co-Managers:	Barclays Capital Inc. J.P. Morgan Securities Inc. Wells Fargo Securities, LLC

Junior Co-Manager:	BNY Mellon Capital Markets, LLC

(*)	An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.
Ratio of Earnings to Fixed Charges:

Fiscal Year Ended
September 30, 2009
Pro Forma (3)
Ratio of earnings to fixed charges (1)	11.8x

Ratio of earnings to fixed charges, excluding brokerage interest expense (2)	13.8x

(1)	For purposes of calculating our ratio of earnings to fixed charges, “earnings” consist of earnings from continuing operations before income taxes plus fixed charges. “Fixed charges” consist of (i) interest on indebtedness, including amortization of capitalized debt issuance costs, (ii) brokerage interest expense, and (iii) the portion of rents representative of interest expense (which the Company estimates to be one-third of rental expense).

(2)	Because interest expense incurred in connection with brokerage activities is completely offset by brokerage interest revenue, the Company considers such interest to be a reduction of net revenues. Accordingly, the ratio of earnings to fixed charges, excluding brokerage interest expense, reflects the elimination of such interest expense from fixed charges.

(3)	The ratio of earnings to fixed charges for the fiscal year ended September 30, 2009 has been adjusted on a pro forma basis to give effect to the offer and sale of the $1,250 million aggregate principal amount of the notes offered hereby and the use of the net proceeds to repay our existing senior secured term loan facilities as if such events occurred on October 1, 2008.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at 1-800-294-1322 or Citigroup Global Markets Inc. at 1-877-858-5407.